                           THE COEUR D'ALENES COMPANY
                                       AND SUBSIDIARY





                          CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED SEPTEMBER 28, 1996 AND SEPTEMBER 30, 1995

                           THE COEUR D'ALENES COMPANY
                                       AND SUBSIDIARY






                         CONSOLIDATED FINANCIAL STATEMENTS
     YEARS ENDED SEPTEMBER 28, 1996 AND SEPTEMBER 30, 1995

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              3

              FINANCIAL STATEMENTS:
                Consolidated Balance Sheets                                   4
                Consolidated Statements of Income                             5
                Consolidated Statements of
                  Stockholders' Equity                                        6
                Consolidated Statements of Cash Flows                       7-8
                Summary of Accounting Policies                             9-11
                Notes to Consolidated Financial Statements                12-20

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Coeur d'Alenes Company and Subsidiary
Spokane, Washington


We have audited the accompanying consolidated balance sheets of The Coeur d'Alenes Company and Subsidiary as of September 28, 1996 and September 30, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Coeur d'Alenes Company and Subsidiary at September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Spokane, Washington
November 18, 1996

                                                     SEPTEMBER 28, September 30,
                                                              1996         1995


ASSETS

CURRENT ASSETS:
  Cash                                                 $    68,645  $   128,085
  Accounts and notes receivable, less
    allowance of $77,050 and $84,213
    for possible losses (Note 2 and 3)                   1,181,599      992,363
  Inventories (Notes 1 and 2)                            2,788,654    2,376,105
  Deferred tax asset (Note 6)                               70,450       64,211


TOTAL CURRENT ASSETS                                     4,109,348    3,560,764


PROPERTY AND EQUIPMENT (Notes 3 and 4):
  Land                                                     304,547      300,300
  Building and leasehold improvements                    2,175,598    1,445,518
  Machinery and equipment                                2,375,308    1,827,479
  Vehicles                                                 166,423      238,620
  Office equipment                                         310,746      255,948


                                                         5,332,622    4,067,865
  Less accumulated depreciation                          2,235,079    2,193,188


NET PROPERTY AND EQUIPMENT                               3,097,543    1,874,677


OTHER ASSETS                                                50,732       55,585


                                                       $ 7,257,623  $ 5,491,026

                                                     SEPTEMBER 28, September 30,
                                                              1996         1995


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank borrowings (Note 2)                  $   863,477  $   772,064
  Accounts payable                                       1,046,662      733,767
  Accrued expenses                                         486,478      430,799
  Current maturities of long-term debt (Note 3)             75,821       58,346


TOTAL CURRENT LIABILITIES                                2,472,438    1,994,976

Deferred tax liability (Note 6)                             44,403       46,768
Long-term debt, less current maturities (Note 3)         2,031,406    1,030,131
Long-term debt to related parties (Notes 4 and 9)          128,000      250,000


TOTAL LIABILITIES                                        4,676,247    3,321,875


COMMITMENTS (Notes 5, 7 and 8)

STOCKHOLDERS' EQUITY (Note 4)
    Common stock, no par, shares authorized
      10,000,000; issued 5,357,373 and 4,381,373,
      and outstanding 5,353,561 and 4,377,577            1,186,192    1,064,192
  Retained earnings                                      1,398,984    1,108,755


                                                         2,585,176    2,172,947
  Less treasury stock, at cost; 3,812 and 3,796 shares       3,800        3,796


TOTAL STOCKHOLDERS' EQUITY                               2,581,376    2,169,151


                                                       $ 7,257,623  $ 5,491,026


SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED
                      FINANCIAL STATEMENTS.

                                             SEPTEMBER 28,      September 30,
YEAR ENDED                                       1996
                                             1995



NET SALES                                     $ 12,498,993      $ 12,115,865

COST OF SALES                                    8,982,259         8,734,461


GROSS PROFIT ON SALES                            3,516,734         3,381,404

Selling, general and administrative expenses     3,052,693         2,933,040


OPERATING INCOME                                   464,041           448,364


OTHER INCOME (EXPENSE):
  Interest income                                   22,594            23,412
  Interest expense                                (209,124)         (184,095)
  Other income                                     145,391           101,101


NET OTHER EXPENSE                                  (41,139)          (59,582)


INCOME BEFORE INCOME TAXES                         422,902           388,782

INCOME TAX EXPENSE (Note 6)                        132,673           132,194


NET INCOME                                    $    290,229      $    256,588


EARNINGS PER COMMON AND COMMON EQUIVALENT
  SHARE (Note 9):
    Primary                                   $        .06      $       .06
    Fully diluted                             $        .05      $       .04

       SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      Common Stock             Retained
                             ------------------------------    ---------------
                             Shares      Amount     Earnings   Shares   Amount


Balance, September 24, 1994  4,377,577  $ 1,064,192  $  852,167  3,796   3,796

Net income                           -            -     256,588      -       -


Balance, September 30, 1995  4,377,577    1,064,192   1,108,755  3,796   3,796

Net income                           -            -     290,229      -       -

Conversion of debentures
  into common stock            976,000      122,000           -      -       -

Treasury stock purchase            (16)           -           -     16       4


Balance, September 28, 1996   5,353,561  $ 1,186,192 $ 1,398,984 3,812 $ 3,800

       SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           INCREASE (DECREASE) IN CASH

                                                   SEPTEMBER 28,   September 30,
YEARS ENDED                                              1996            1995


OPERATING ACTIVITIES:
  Net income                                        $   290,229      $ 256,588
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                      147,663        141,045
      Gain on disposal of property and equipment         (2,888)       (15,598)
      Deferred tax (benefit) provision                   (8,604)        19,689
      Changes in assets and liabilities:
        Receivables                                    (189,236)       236,002
        Inventories                                    (412,549)      (314,605)
        Other assets                                      4,853          2,388
        Accounts payable                                312,895         (7,981)
        Accrued expenses                                 55,679         34,147


Net cash provided by operating activities               198,042        351,675


INVESTING ACTIVITIES:
  Additions to property and equipment                (1,376,381)      (271,912)
  Proceeds from sale of fixed assets                      8,740         21,525


Net cash used in investing activities                (1,367,641)      (250,387)

                           INCREASE (DECREASE) IN CASH

                                                   SEPTEMBER 28,   September 30,
YEARS ENDED                                              1996            1995


FINANCING ACTIVITIES:
  Borrowings under line of credit agreements         12,311,000     10,051,892
  Repayments under line of credit agreements        (12,219,587)   (10,097,867)
  Principal repayments of long-term debt                (31,800)      (237,866)
  Borrowings of long-term debt                        1,050,550        200,000
  Purchase of treasury stock                                 (4)             -


Net cash provided by (used in) financing activities   1,110,159        (83,841)


Net (decrease) increase in cash                         (59,440)        17,447

Cash, beginning of year                                 128,085        110,638


Cash, end of year                                  $     68,645   $    128,085


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  CASH PAID DURING THE YEAR FOR:
     Interest                                      $    220,163   $    189,416
     Income taxes                                       124,119        102,693

  NONCASH FINANCING ACTIVITIES:
     Conversion of debentures into common stock         122,000              -

     Repayment of debt with proceeds from issuance
        of new debt                                     878,178              -










       SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PRINCIPLES OF    The accompanying consolidated financial statements include the
CONSOLIDATION    accounts of The Coeur d'Alenes Company  and its wholly-owned subsidiary, Union Iron Works, Inc. (collectively referred to as "the Company"). Union Iron Works, Inc. ("the Subsidiary") is doing business as Stock Steel. All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF        The Company is engaged in the distribution, processing and
BUSINESS         fabrication of steel and related products to customer
                 specifications. Most of the Company's business activity is with customers located within the Pacific Northwest.

                 During the years ended September 28, 1996 and September 30, 1995, the Company had sales to a major customer of $1,949,000 and $1,854,000, respectively, which represent 16% and 15% of total sales for those years.

FISCAL YEAR      The Company's fiscal year is a 52 or 53 week period ending on the last Saturday in September. Fiscal 1996 and 1995 were 52 and 53 week years, respectively.

CASH AND         For purposes of balance sheet classification and the statements
CASH             of cash flows, the Company considers all highly liquid short-
EQUIVALENTS      term investments having an original maturity of three months or less to be cash equivalents.

INVENTORIES      Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method for processing and fabrication steel inventories. The first-in, first-out (FIFO) method of pricing is used for all other inventories, which are composed primarily of steel service center stock.

PROPERTY,        Property and equipment are stated at cost.  Depreciation is
EQUIPMENT AND    computed using straight-line and accelerated methods over
DEPRECIATION     estimated useful lives of the assets which range from 3 to
                 20 years.

REVENUE AND      Sales are recorded and customers are billed when products are
COST             shipped or projects are completed.  Costs of orders and
RECOGNITION      projects are recorded in the same accounting period as related sales.

INCOME TAXES     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No.
                 109, "Accounting for Income Taxes" (SFAS No. 109).  SFAS No.
                 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

EARNINGS PER     The primary earnings per common share is computed by dividing
COMMON SHARE     the Company's net income by the weighted average number of shares of common stock outstanding during the year.

                 Earnings per share - assuming full dilution was determined on the assumptions that the convertible debentures were converted as of the first day the year and net earnings were adjusted for the interest expense on the debentures, net of its tax effect.

                 The weighted average number of common shares outstanding for the years ended September 28, 1996 and September 30, 1995, was 5,273,127 and 4,377,577 shares, for calculation of primary earnings per common share. See Note 9 as to fully diluted earnings per share.

MANAGEMENT       The preparation of financial statements in conformity with
ESTIMATES        generally accepted accounting principles requires management to make estimates and assumptions
                 that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF    The carrying amounts reported in the balance sheet as of
FINANCIAL        September 28, 1996 for cash, accounts and notes receivables,
INSTRUMENTS      short-term bank borrowings, accounts payable and accrued
                 expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of debt payable to related parties is approximately
                 $145,000 based on the estimated fair value of the common stock into which the debt is convertible. The carrying amount of long-term debt approximates its fair value as substantially all of the debt have interest rates which change with market interest rates.

NEW ACCOUNTING   In March 1995, the Financial Accounting Standards Board issued
PRONOUNCEMENTS   Statement of Financial Accounting Standards (SFAS) No. 121,
                 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. SFAS No. 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on the Company's financial statements.

                 In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which requires that companies recognize the cost of stock-based employee compensation plans based on the fair value of the stock options. SFAS No. 123 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and is expected to have no impact on the Company's financial statements.

1. INVENTORIES

Inventories are summarized as follows:

                                       1996        1995


  Raw materials                   $   147,528   $  94,873
  Work in process                     550,462     312,619


  Inventories, at FIFO cost           697,990     407,492
  LIFO reserve                        (56,711)    (66,028)


  Inventories, at LIFO cost           641,279     341,464
  Other inventories, at FIFO        2,147,375   2,034,641


  Total inventories               $ 2,788,654  $2,376,105


2. SHORT-TERM BANK BORROWINGS

The Company has $1.85 million in a bank credit line available for revolving credit requirements which is subject to renewal on March 1, 1997. Interest is charged at the lender's prime rate plus 0.325% (8.57% at September 28, 1996). Outstanding borrowings are collateralized by accounts receivable and inventories.

Short-term borrowing activity was as follows:

                                        1996        1995


Balance outstanding at year-end      $ 863,477    $ 772,064

Weighted average interest rate at
  year-end                                8.57%        9.07%

Maximum amount outstanding
 at any month end                   $1,225,341    $ 824,911

Average amount outstanding          $  894,237    $ 658,463

Weighted average interest rate
  during the year                         8.80%        9.19%


The weighted average interest rate and monthly balances are computed using the end of month borrowings outstanding and the related end of month interest rate. The month end balances and interest rates are averaged to determine the yearly weighted average balance of borrowings and the weighted average interest rate for the year.

The credit line agreement contains covenants under which the Company may not declare or pay dividends in excess of 10% of annual net (after tax) profit, purchase property and equipment in excess of $1.4 million in the fiscal year ended September 28, 1996 or enter into mergers, acquisitions or any major sales of assets or corporate reorganizations without prior consent by the bank. The Company is also required to maintain certain financial ratios concerning working capital, debt to equity, and a minimum tangible net worth of $2,000,000. At September 28, 1996 the Company was in compliance with all of its bank covenants.

3. LONG-TERM DEBT

            Long-term debt consists of:

                                 1996      1995

Note payable to a bank, monthly
  interest-only payments at 0.325%
  over the bank's prime rate (8.57%
  at September 28, 1996); due January
  1997, collateralized by receivables
  and property                                   $1,678,728  $        -

Note payable to a bank, monthly payments of
  $4,018 including interest at 0.5% over the
  bank's prime rate (8.75% at September 28,
  1996); due September 2003, collateralized
  by equipment                                      250,000           -

Note payable to a bank, monthly payments
  of $3,203 including interest at 8.75%;
  due September 2002, collateralized by
  equipment                                         178,499     200,000

Note payable due an individual, monthly
  payments of $9,778 including interest at
  9.25%; repaid in fiscal 1996                            -     888,477


                                                  2,107,227   1,088,477

Less current maturities                              75,821      58,346


Long-term debt                                   $2,031,406  $1,030,131

   The $1,678,728 note payable to a bank contains a provision which allows the Company to convert the balance outstanding at maturity to a note having a ten year repayment term. As the Company intends to exercise this conversion feature, the amount outstanding at September 28, 1996 has been classified as long-term debt.

Scheduled long-term debt maturities as of September 28, 1996 are as follows:

   YEAR ENDING                        AMOUNT


   September 27, 1997               $   75,821
   September 26, 1998                   88,737
   September 25, 1999                   97,072
   September 24, 2000                  106,191
   September 30, 2001                  116,168
   Thereafter                        1,623,238

   Total                            $2,107,227


4. LONG-TERM DEBT TO RELATED PARTIES

At September 28, 1996 and September 30, 1995, the Company owed $128,000 and $250,000 to related parties pursuant to the terms of a convertible debenture agreement. The debentures require semi-annual interest payments at 9.25%, are secured by land and building, and are due on October 31, 1998. The debentures are convertible into shares of the Company's common stock at a rate of $.15 per share through October 31, 1996, a rate of $.175 per share from November 1, 1996 through October 31, 1997, and a rate of $.20 per share from November 1, 1997 through maturity. The Company, at its option, may call any or all outstanding debentures for redemption.

5. LEASE         The Company leases manufacturing, warehouse and office space
   COMMITMENTS   and trucks under operating leases that expire at various dates through 2002. As of September 28, 1996, future minimum rental payments required under operating leases that have remaining noncancellable terms in excess of one year are as follows:

                              YEAR ENDING                       AMOUNT


                              September 27, 1997              $    95,027
                              September 26, 1998                   76,100
                              September 25, 1999                   75,300
                              September 24, 2000                   71,300
                              September 30, 2001                   71,300
                              Thereafter                          127,942


                              Total                            $  516,969


                 Rental expense for all operating leases was $247,159 and $217,826 for the years ended September 28, 1996 and September 30, 1995.

6. INCOME TAXES Income tax expense consists of:

                                                 1996                1995


                Federal:
                 Current                  $   136,777        $    110,905
                 Deferred                      (8,604)             19,689
                State - current                 4,500               1,600


                Income tax expense        $   132,673        $    132,194


                Major items causing the Company's effective tax rate to differ from the statutory rates are as follows:

                                                  1996               1995

                                         AMOUNT      PERCENT    Amount   Percent

                 Income tax expense
                  at statutory rate      $  143,787   34.0%     $132,186  34.0%

                 Tax rate differences         3,383    0.8%         (384) (0.1)%

                Other                       (14,497)  (3.4)%         392   0.1%


                Income tax expense       $  132,673   31.4%     $132,194  34.0%


                At September 28, 1996 and September 30, 1995, the Company has a deferred long-term tax liability of $44,403 and $46,768 resulting primarily from the use of accelerated methods of depreciation of fixed assets, and a deferred tax asset of $70,450 and $64,211 resulting from the vacation accrual and allowance for bad debts. No valuation allowance is recorded since the Company believes it is more likely than not that it will realize the deferred tax asset.

7. COMMITMENTS  The Company routinely makes commitments to purchase and sell steel products up to nine months in advance of anticipated deliveries. Outstanding firm purchase commitments at September 28, 1996 aggregated $1,135,000. Negotiated firm sales contracts aggregated $1,532,000 at September 28, 1996.

8. RETIREMENT   The Company sponsors a qualified 401(k) and profit-sharing
   PLAN         plan ("the Plan").  The Plan allows individual participants to make contributions to the Plan with matching contributions by the Company to the extent of 25% of the employees' contributions up to a maximum of 6% of annual salary per participant.
                Additional discretionary contributions may be made by the Company based on net income. Substantially all full-time employees are eligible to participate. Total Company contributions to the Plan were $31,923 and $26,898 for fiscal
                1996 and 1995.

9. EARNINGS PER Earnings per common share assuming full dilution is computed as follows:
   COMMON
   SHARE        Fiscal year ended                               1996        1995
   ASSUMING FULL

   DILUTION     Income before effects of dilution         $  290,229  $  256,588
                Interest expense avoided if debentures
                 are converted (net of tax)a                   7,699      15,633


                Net income                                $  297,928  $  272,221

Average shares of common stock outstanding for fiscal 1996:

                                      Outstanding           Days       Average
                              Date         Shares    Outstanding   Outstanding

Beginning of year             10/01/95               4,377,577     -
    -

Convertible debentures
  outstanding(a)              10/01/95               6,377,577     129
    2,260,185

Treasury shares purchased     02/07/96               6,377,561     235
    4,117,382

End of year                   09/28/96               6,377,561     -


                                                                   6,377,567


Average shares of common stock outstanding for fiscal 1995:


                                      Outstanding           Days       Average
                              Date         Shares    Outstanding   Outstanding

Beginning of year             09/25/94               4,377,577     -
    -

Convertible debentures
  issued*                     09/25/94               6,377,577     371
    6,377,577

End of year                   09/30/95               6,377,577     -
    -


                                                                   6,377,577


* For purposes of earnings on common shares assuming full dilution, convertible debentures for 1996 and 1995 are assumed to be converted as of the first day of the year. Such conversion negates the need to pay interest on the debentures. The bonds were assumed to be converted at $0.125 per share.
See also Note 4 concerning  the convertible debentures.

10. Selected financial information of the Company's operating INFORMATION results on a segment basis for the years ended
                 September 28, 1996 and September 30, 1995 is presented as follows:


                          Fabrication   Distribution   Elimintaions        Total

1996:
  Net sales                $3,067,058   $9,927,005     $(495,070)    $12,498,993
  Operating income            103,449      360,592             -         464,041
  Identifiable assets       2,411,185    4,846,438             -       7,257,623
  Depreciation expense         74,130       73,533             -         147,663
  Capital expenditures        500,107      876,274             -       1,376,381

1995:
  Net sales                $2,828,882   $9,859,577     $(572,594)    $12,115,865
  Operating income            249,851      198,513             -         448,364
  Identifiable assets       1,921,677    3,569,349             -       5,491,026
  Depreciation expense         61,699       79,346             -         141,045
  Capital expenditures         35,265      236,647             -         271,912


                 Operating income is total revenue less operating expense.
                 In computing operating income, none of the following items have been added or deducted: interest expense, interest income and other income. Identifiable assets by segment are those assets that are used in the segmental operation.

                                  SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THE COEUR D'ALENES Company

Date:  December 19, 1995      By   /S/Jimmie Coulson
                                   ------------------------
                                        President, Chief Executive Officer
                                        and Director
                                        (Principal Executive Officer)

Date:  December 19, 1995      By   /S/Marilyn A. Schroeder
                                   ------------------------
                                        Treasurer and Director
                                        (Principal Financial Officer
                                        and Principal Accounting Officer)

Date:  December 19, 1995      By   /S/Wendell J. Satre
                                   ------------------------
                                        Director

Date:  December 19, 1995      By   /S/Robert P. Shanewise, M.D.
                                   ------------------------
                                        Director

Date:  December 19, 1995      By   /S/William A. Griffith
                                   ------------------------
                                        Director